Exhibit 3

Certificate of Partners of Rochon Capital Partners, Ltd.

This Certificate is made and provided by all of the partners (“Partners”) of Rochon Capital Partners, Ltd., a Texas limited partnership (the “Partnership”), in connection with the Partnership’s proposed pro rata distribution to its Partners (the “In-kind Distribution”) of a total of 75,000,000 shares of the common stock, $0.0001 par value per share, of Computer Vision Systems Laboratories, Corp., a Florida corporation (the “Company”), owned by the Partnership and represented by stock certificate no. 1231 dated September 21, 2012 (the “Shares”) to permit Gardere Wynne Sewell LLP to deliver an opinion letter to the Company’s transfer agent regarding the In-kind Distribution.

Each of the Partners, for itself, himself, or herself, hereby certifies as follows:

(1)            The In-kind Distribution of the Shares has been approved by the Partner as a partner of the Partnership and will be made on a pro rata basis and solely to the Partners.

(2)            No value or consideration has been or will be given or provided by or on behalf of the Partner to the Partnership in exchange for the Shares to be received in the In-kind Distribution.

(3)            Although the Partnership has not invited or requested any investment decision by the Partner regarding the Shares, the Partner is familiar with the business and affairs of the Partnership and the Company and understands the merits and risks of acquiring the Shares.

(4)            The Partner acknowledges that (a) the Shares are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), and, therefore, may not be sold, assigned, transferred, pledged, or otherwise disposed of without registration under the Securities Act, unless such registration is not required, and (b) the stock certificate representing the Shares will contain a legend that reflects such restriction.

(5)            The Partner has no intention to sell, assign, transfer, pledge, or otherwise dispose of any of the Shares received by the Partner in the In-kind Distribution, except that the Partner (if a limited partner of the Partnership) intends to transfer as a gift the Shares he or she received in the In-kind Distribution to trusts for the benefit of three of his or her children.

(6)            The Partner agrees that it, he, or she will not sell, assign, transfer, pledge, or otherwise dispose of any of the Shares received by it, him, or her except in strict compliance with the Securities Act and other applicable securities laws.

(7)            The Partner acknowledges that the In-kind Distribution is being made while the Partnership is, or may be deemed, in current possession of material non-public information regarding the Company (such current information, “MNPI”).

(8)            The Partner agrees that it, he, or she will not sell, trade, or otherwise transfer all or any of the Shares until such time as both (a) the MNPI is no longer material non-public information (because, for example, it has been publicly disclosed or is no longer applicable to the Company) and (b) the Partnership, if it had retained the Shares, would not be subject to any prohibition against the sale, trading, or other similar transfer of all or any of the Shares under the federal securities laws or insider-trading policies of the Company; provided, that the Shares may be transferred by gift if the donee acknowledges the foregoing and provides an agreement or covenant that is substantially the same as the Partner’s agreement set forth in this item (8).

This Certificate is made and provided on this 31st day of December, 2012.

JOHN ROCHON MANAGEMENT, INC.

By:	/s/ John P. Rochon
John P. Rochon, President

/s/ John P. Rochon
John P. Rochon

/s/ Donna Rochon
Donna Rochon